UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2016	6

Notes to Financial Statements	7-14

Schedule of Assets (Held At End of Year) as of December 31, 2016	15

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	16

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP	17

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

Term	Definition
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to Internal Revenue Service limitations

EPS	Diluted Earnings per share

ERISA	Employee Retirement Income Security Act of 1974, as amended

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

FBRICs	Fully benefit-responsive investment contracts

FIAM	Fidelity Institutional Asset Management

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Evercore Trust Company, N.A.; the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Management Benefits and Compensation Committee	Committee that has been delegated certain authority by the Board of Directors for management of the Plan

Moody’s	Moody’s Corporation and its subsidiaries

NAV	Net Asset Value

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Roth Contributions	After-tax contributions by the employee; the contributions (and earnings thereon) generally are not taxable when distributed from the Plan

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the Profit Participation Plan of Moody’s Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 28, 2017

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Plan Benefits

(amounts in thousands)

	December 31,
	2016	2015
ASSETS:
Investments, at fair value (Note 3)	$742,279	$664,667
Notes receivable from participants	6,780	6,035
Contributions receivable
Employer	2,503	4,913
Participant	873	851

Total contributions receivable	3,376	5,764

Total assets	752,435	676,466

LIABILITIES:
Contribution refunds payable	27	6

Total liabilities	27	6

Net assets available for plan benefits	$752,408	$676,460

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)

Year ended
December 31, 2016
Additions to net assets attributed to:
Investment gains:
Net appreciation in fair value of investments	$31,171
Dividends	14,846
Interest	1,780

Total investment income, net	47,797

Interest on notes receivable from participants	328

Contributions:
Participant	41,835
Employer	21,893

Total contributions	63,728

Total additions	111,853

Deductions from net assets attributed to:
Benefits paid to participants	35,828
Administrative expenses	77

Total deductions	35,905

Net increase in net assets available for plan benefits	75,948
Net assets available for plan benefits:
Beginning of year	676,460

End of year	$752,408

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible U.S. employees to save on a regular and long-term basis for retirement. The Plan is subject to the provisions of ERISA.

The following summary provides an overview of major Plan provisions and is provided for general information purposes. U.S. employees who participate in the Plan or former U.S. employees who have accounts in the Plan should refer to the Plan document for more complete information and a full description of Plan provisions and qualifications.

Eligibility

Full-time U.S. employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with employee contributions equal to 3% of compensation as defined in the Plan unless they elect otherwise. The default fund for the automatic deferrals is the FIAM Index Target Date Fund V that most closely matches the participants’ anticipated retirement dates based upon date of birth.

Prior to January 1, 2008, full-time U.S. employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time U.S. employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment. After January 1, 2008, upon completion of the eligibility requirements, employees are automatically enrolled in the Plan with employee contributions equal to 3% of the compensation as defined in the Plan unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions from their compensation as defined in the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. Before-tax contributions are subject to the overall limit imposed by the IRC of $18,000 in 2016 with an additional contribution of $6,000 permitted for participants who are age 50 or older. The Company makes matching contributions currently equal to 50% of the first 6% of annual compensation (as defined) that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

Under the Plan all eligible U.S. employees (excluding those for whom applicable law prohibits a profit sharing contribution) receive a contribution if certain financial targets of the Company are met, regardless of whether they contribute to the Plan. The Company will make this contribution if year-over-year EPS growth for any plan year equals or exceeds a threshold set forth in the Plan. This threshold is defined as an increase in EPS equal to the greater of (i) 10% growth in EPS or (ii) 2% in excess of targeted EPS percentage growth for the plan year. For the years ended December 31, 2016 and 2015, the Company did not achieve the required EPS growth necessary for such a contribution.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was closed to new participants. However, in lieu of defined benefit pension plan benefits, employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution to the Plan. The retirement contribution is based upon an eligible U.S. employee’s compensation as well as combined age and years of service as defined in the Plan. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.

Starting on May 1, 2014, the Plan permitted participants to make an election for Roth Contributions, on an after-tax basis. Participants at their discretion may invest their Roth Contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000. Participant contributions, withdrawals, gains, losses and other credits shall be credited to the participant’s Roth Contributions account.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Effective November 1, 2011, participants are not permitted to invest more than 10% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund (however, participants whose accounts were more than 10% invested on November 1, 2011 or subsequently became so due to investment returns are not required to divest any portion of their Moody’s Corporation Stock Fund holdings). Prior to November 1, 2011, participants were not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

The Moody’s Corporation Stock Fund is an ESOP which allows participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Starting May 1, 2014, with the addition of the Roth option to the Plan, participants electing to make Roth Contributions will have separate accounts for those contributions.

Distributions

Upon retirement or other termination of service with the Company, participants (or their designated beneficiaries) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ whose vested benefits are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals after attaining age 59 1⁄2 or due to certain financial hardships to be made out of vested account balances.

Notes receivable from participants

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2016 and 2015, interest rates on participant loans ranged from 5.25% to 11.50%, respectively. Maturity dates for the participant loans ranged from one month to nine years and one month to ten years at December 31, 2016 and 2015, respectively. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2016 were $1.9 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan.

During the year ended December 31, 2016, approximately $1.6 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of December 31, 2016 and 2015, the Plan held forfeited amounts totaling $0.6 million and $0.3 million, respectively.

Administration of the Plan

The Plan is administered by the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. The Management Benefits and Compensation Committee designated Evercore Trust Company, N.A., as the Investment Manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Voting Rights

The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, the Company is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2016 and 2015, all Benefit Payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Plan Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. Plan participants who are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Certain Plan assets may invest directly or indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in various economic conditions. These conditions include, but are not limited to, real estate values, delinquencies and/or defaults on cash flows underlying the securities. Furthermore, the value of these securities may be adversely affected by shifts in market perception of the issuer as well as changes in interest rates.

Investment Valuation

Investments in mutual funds are valued based on quoted prices as these instruments and their underlying investments have active markets. Common trust funds are valued at the NAV of the shares held by the Plan which represents their fair value. Common trust funds are categorized in Level 2 to the extent that they are considered to have a readily determinable fair value. Investments for which fair value is estimated by using the NAV per share (or its equivalent) as a practical expedient and do not have a readily determinable fair value are not categorized in the fair value hierarchy.

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the fair value determined by the closing quoted price for the companies’ common stock.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2016 and 2015 as the participant loans are secured by the participants’ vested balance in their accounts. Accordingly, in the event of a default, the Plan Administrator will deem the loan balance to be a distribution to the participant.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation of Investments

The net appreciation in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Plan Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Adopted accounting standards:

During 2016, the Plan adopted ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the NAV per share as a practical expedient. Instead, an entity would be required to include those investments separately so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The adoption of the ASU has been reflected in Note 3 of the financial statements.

During 2016, the Plan adopted ASU No. 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures; III. Measurement Date Practical Expedient.” Part III of this ASU is not applicable to the Plan. The amendments in Part I and Part II of this standard were adopted retrospectively and did not have an impact on the reported net assets available for plan benefits.

Part I of this ASU requires contract value to be utilized for measuring and disclosing FBRICs. This ASU also clarifies that indirect investments in FBRICs through investment companies (e.g., stable value common/collective trust funds) are not in the scope of the guidance and that employee benefit plans should report these investments at fair value. These funds generally calculate NAV per share (or its equivalent) in a manner consistent with the measurement principles of ASC 946, Financial Services – Investment Companies. Therefore, these funds may qualify for measuring fair value using the NAV practical expedient per ASC 820, Fair Value Measurements. The Plan’s stable-value common trust fund, which is measured using the NAV per share as a practical expedient, holds investments in FBRICs which it values at contract value. As such, the amount previously presented as an adjustment to contract value in the Plan’s financial statements has been reclassified and presented as fair value consistent with other common/collective trusts and reported on the statement of net assets available for benefits with investments at fair value under this new ASU. This reclassification has resulted in an increase of $419 to Investments, at fair value and an elimination of the adjustment from fair value to contract value of $419 as of December 31, 2015.

Part II of this ASU simplifies current benefit plan accounting and requires benefit plans to disaggregate their investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements. This ASU also eliminates the requirement to disclose the investment strategy for certain investments that are measured using NAV per share using the practical expedient. Additionally, this ASU eliminates the disclosure of investments exceeding 5% of the total net assets available for benefits.

The adoption of ASU No. 2015-07 and ASU No. 2015-12 simplified the presentation of the investment information disclosed in Note 3 of the Plan’s financial statements.

3. Fair Value Measurements

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1 : quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•	Level 2 : inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2016
(amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Total
Employer-related common stock funds	$46,480	$—	$46,480
Common trust funds	—	390,910	390,910
Mutual funds	304,889	—	304,889

Total investments measured at fair value	$351,369	$390,910	$742,279

	December 31, 2015
(amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Total
Employer-related common stock funds	$50,814	$—	$50,814
Common trust funds	—	231,490	231,490
Mutual funds	382,363	—	382,363

Total investments measured at fair value	$433,177	$231,490	$664,667

The Plan does not have any investments measured at fair value on a recurring basis that utilize Level 3 inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016, and 2015, with the exception of the stable-value fund whereby in accordance with ASC No. 2015-12, when determining the NAV of a stable value CCT, the relevant fair value measurement for a FBRIC held by the CCT is contract value.

The valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted prices as these instruments and their underlying investments have active markets.

The common trust funds are reported at NAV which is based on the fair value of the underlying investments with the exception of FBRICs held by the stable-value common trust for which the relevant fair value measurement is contract value.

The fair value of the underlying investments of the equity index common trust fund is determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The fixed income common trust fund’s underlying securities are valued based upon market quotations or, if market quotations are not readily available, based upon bid prices supplied by a principal market maker and evaluated prices supplied by pricing vendors that employ analytic methodologies that take into account the prices of similar securities and other market factors. The life-cycle funds primarily hold investments in underlying funds which are valued at their closing NAV each business day.

The stable-value common trust fund invests in FBRICs, fixed income securities, and money market funds. The valuation methodologies for the stable-value common trust fund as determined by the investment manager vary by the different investments held within the fund and include discounted cash flow models which consider recent bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models. The investment manager values its investment in FBRICs at their contract value.

There were no transfers or reclassifications of investments between Level 1, Level 2 or Level 3 within the fair value hierarchy during the years ended December 31, 2016 and 2015.

The funds within the Plan are redeemable daily and, excluding stable-value common trust fund, generally have no restrictions on redemptions other than for certain funds, a fee may be charged to a participant for redeeming an investment within a specified amount of time after the original purchase of the investment. The Plan has no contractual obligation to further invest in any of the funds.

For the stable-value common trust fund, participant-directed withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds).

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the stable-value common trust fund. Such events could include, but are not limited to, the following: premature termination of contracts by this fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Plan Administrator does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

4. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan, and totaled approximately $77,000 for the year ended December 31, 2016. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net appreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2016 and 2015, the Stock Fund held 462,913 and 476,553 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $11.7 million and $11.8 million, respectively. The Plan earned dividends of approximately $687,700 and $646,200 from Moody’s Corporation common stock during the years ended December 31, 2016 and 2015, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated January 29, 2015, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently operated in compliance with applicable requirements of the IRC.

GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examination for the years prior to 2013.

6. Reconciliation of Financial Statements to Form 5500

	December 31,
	2016	2015
(amounts in thousands)
Net assets available for plan benefits:
Financial statements	$752,408	$676,460
Participant loans deemed distributed for Form 5500 reporting	(40)	(37)
Corrective distributions paid in subsequent year (1)	27	6

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	419

Form 5500	$752,395	$676,848

Year Ended December 31, 2016
Changes in net assets available for plan benefits:
Financial statements	$75,948
Adjustments related to corrective distributions:
Contributions refund payable due to corrective distributions (1)	27
Plan year 2015 corrective distributions paid in 2016 (1)	(6)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	(419)
Adjustment of current year	—
Adjustments relating to loans deemed to be distributed for Form 5500 reporting:
Participant loans deemed distributed for Form 5500 reporting in 2015	37
Participant loans deemed distributed for Form 5500 reporting in 2016	(40)

Form 5500	$75,547

(1)	Subsequent to the years ended December 31, 2016 and 2015, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. The Section 415(c) Limit or the Annual Additions Limitation is a limit on the aggregate sum of all employer contributions, employee contributions and forfeitures. The Section 415(c) Limit for 2016 was $53,000. These corrective distributions were made in the year subsequent to the original contribution and were recorded as a contribution refunds payable at December 31, 2016 and 2015.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2016

(tabular dollar amounts in thousands)

	Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/units/ or principal amount	Current value
	Employer-related common stock funds:
*	Moody’s Corporation Stock Fund (1)			462,913	$44,372
	The Dun & Bradstreet Legacy Fund (2)			16,846	2,108

	Total employer-related common stock funds				46,480

	Common trust funds:
	Prudential Core Plus Bond Fund			243,731	36,869
*	Fidelity U.S. Equity Index Commingled Pool			1,828,585	162,122
*	Fidelity Managed Income Portfolio II			64,417,639	64,418
*	FIAM Index Target Date Income Fund V			136,399	1,739
*	FIAM Index Target Date 2005 Fund V			60,550	814
*	FIAM Index Target Date 2010 Fund V			73,174	1,044
*	FIAM Index Target Date 2015 Fund V			161,528	2,307
*	FIAM Index Target Date 2020 Fund V			585,742	8,218
*	FIAM Index Target Date 2025 Fund V			927,635	13,599
*	FIAM Index Target Date 2030 Fund V			1,037,348	14,751
*	FIAM Index Target Date 2035 Fund V			1,318,721	19,319
*	FIAM Index Target Date 2040 Fund V			1,251,255	18,168
*	FIAM Index Target Date 2045 Fund V			1,410,301	20,619
*	FIAM Index Target Date 2050 Fund V			1,379,404	20,015
*	FIAM Index Target Date 2055 Fund V			444,431	6,618
*	FIAM Index Target Date 2060 Fund V			27,421	290

	Total Common trust funds				390,910

	Mutual funds:
	Boston Trust Small Cap Fund			651,770	9,340
	Deutsche Real Estate Securities Fund			613,101	12,311
*	Fidelity Diversified International Fund			1,032,980	34,326
*	Fidelity Freedom Income Fund			18	—
*	Fidelity Low-Priced Stock Fund			770,936	38,107
	Goldman Sachs Midcap Value Fund			1,492,437	55,340
	Lazard Emerging Markets Equity Portfolio - Institutional Shares			1,133,270	18,087
	Mainstay Large-Cap Growth Fund			3,979,434	34,143
*	Fidelity Extended Market Index Fund			806,929	44,817
*	Fidelity US Bond Index Fund			3,050,584	35,051
*	Fidelity International Index Fund INS			661,384	23,367

	Total Mutual funds				304,889

	Total investments, at fair value				$742,279

*	Notes receivable from participants	1 month to 9 years	5.25% to 11.50%		$6,780

*	Asset qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
(1)	Consists of 462,913 shares of Moody’s Corporation common stock and $756 thousand in cash at December 31, 2016.
(2)	Consists of 16,846 shares of Dun & Bradstreet Corporation common stock and $64 thousand in cash at December 31, 2016.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Benefits and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/ S / Michael Crimmins
Michael Crimmins
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 28, 2017